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EXHIBIT 99.1(5)(f)

Enhanced Policy Split Option Rider

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                       ENHANCED POLICY SPLIT OPTION RIDER

BENEFIT - While both insureds under the base policy are living, you may exchange this policy for two new individual policies, one on each of the two insureds, subject to this rider's terms. Evidence of insurability will not be required to exercise this option.

EXCHANGE CONDITIONS - To exercise this option, you must request the exchange in writing on a form that we will provide, and you must return the base policy within 90 days after a change in the Federal Estate Tax Law which results in any of the following:

     1. complete removal or material limitation of . the Unlimited Marital Deduction, as defined in the Internal Revenue Code. A material limitation is defined as one which meets at least one of the following two conditions:

         a. if the limitation is expressed as a percentage of the estate, the limitation must cap the Unlimited Marital Deduction at 50"/'o or less of the value of the estate;

         b. if the limitation is expressed as a dollar amount, the limitation must cap the Unlimited Marital deduction at an amount which is less than the base policy face amount plus any Target Amount under the Last Survivor Added Protection Benefit. if such benefit is attached to the base policy.

     2. reduction by 50% or more in the dollar amount of the Federal Unified Credit, as defined in the Internal Revenue Code; or

     3. subtraction of 25% or more from the percentage Federal Estate Tax rate that would be applicable to the estate of the surviving spouse.

We reserve the right to deduct a charge from the base policy's Accumulated Value to cover PM's expenses arising from any state -or federal taxes generated by the,exchange.

EXCHANGE DATE - The exchange will be effective on the Exchange Date, which is the date all of the above Exchange Conditions are met.

NEW POLICIES - The exchange may be to any individual flexible premium adjustable life policy that we regularly issue at the time of exchange, subject to our approval. The policy date of each of the two new individual policies will be the Exchange Date. The new policy on each insured will be based on that insured's age as of the Exchange Date, and risk classification as of the date of the most recent increase in any rider face amount or benefit target amount, or if there has been no such increase, as of the policy date. The new policies will only take effect once the original policy has terminated and will not provide any insurance until such time.

If either insured's risk classification under this policy is select nonsmoker and you exchange to a policy that does not have the select nonsmoker risk classification, the new policy will be issued as nonsmoker.

The Accumulated Value less the Surrender Charge under the original policy on the day prior to the Exchange Date will be divided and allocated to the two new individual policies in proportion to their face amounts. Any pol icy debt under the original policy on the day prior to the Exchange Date will also be divided and allocated to the new policies in proportion to their face amounts. This will result in the Cash Surrender Value of each new policy being equal to the Cash Surrender Value in the original policy multiplied by the face amount of the new policy and divided by the sum of the face amounts of the two new policies.

The face amount of each new individual policy may be for any amount you elect, up to one half of the sum as of the Exchange Date of the base policy's Death Benefit plus the Coverage Amount under the Last Survivor Added Protection Benefit, if such benefit is attached to the base policy. Your signature of consent is required if the face amounts of the two new individual policies are not equal.

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Subject to availability, riders or benefits may be continued or may be added to the new policies only upon the provision of evidence of insurability satisfactory to us.

SUICIDE EXCLUSION AND INCONTESTABILITY - The Suicide Exclusion and Incontestability provisions will not apply to the new policies provided that they have expired under the original policy.

If these provisions have not expired under the original policy, the time remaining under these provisions will be transferred to each new policy.

Any new riders or new benefits added to the new policies will be subject to the Suicide Exclusion and Incontestability provisions of the base policies.

ASSIGNMENT - Any assignment of this policy will apply to each new individual policy.

EFFECTIVE DATE - This rider is effective on the policy date.

Termination - Coverage under this rider will terminate on the earliest of:

     - your written request; or

     - the date that the first death of the two insureds occurs under this policy; or

     - termination of the base policy; or

     - the policy anniversary nearest the 80th birthday of the older of the two insureds; or

     - exercise of the option to exchange this policy under this rider.

GENERAL CONDITIONS - This rider is part of the base policy to which it is attached. All terms of the base policy which do not conflict with this rider's terms apply to this rider.

In the event of any conflict between the terms of this rider and the terms of the base policy, the terms of this rider shall prevail over the terms of the base policy.



                     PACIFIC MUTUAL LIFE INSURANCE COMPANY



Chairman and Chief Executive Officer                                  Secretary

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